Exhibit 99.1

Cellebrite Announces Second-Quarter 2025 Results

Thomas E. Hogan Named CEO

ARR grew 21% to $418.9 million; Revenue grew 18% to $113.3 million

Net income of $19.5 million supports non-GAAP net income of $30.8 million and adjusted EBITDA of $27.9 million, 24.6% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, August 14, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three and six months ending June 30, 2025 and the appointment of Thomas E. Hogan as the Company’s CEO.

“Cellebrite delivered a strong balance of top-line growth, profitability and cash flow,” stated Thomas E. Hogan, Cellebrite’s CEO. “The Company converted 18% revenue growth into a 29% increase in adjusted EBITDA while free cash flow grew 133% to $29.0 million, or 26% on an FCF margin basis.”

Hogan said, “We continued to make important strategic progress on multiple fronts. As shared over the past 90 days, we have announced our agreement to acquire Corellium, the market leader in Arm-based virtualization. This acquisition is still pending regulatory approval and our forward guidance has yet to contemplate the contributions from Corellium, which we believe will positively impact growth across both the private and public sector segments. We also made significant progress in our FedRAMP journey with the recently announced sponsorship of the US Department of Justice. This critical sponsorship sets the stage for Authorization to Operate (ATO) and unlocks the 2026 deployment of Cellebrite’s cloud-delivered assets across the US Federal government and their mission-driven pursuit of public safety.”

Hogan continued, “Just as notable, we have concluded two significant leadership appointments. First, after an illustrious 11-year tenure as CFO, Dana Gerner has elected to retire. She has been succeeded by David Barter as Cellebrite’s new chief financial officer. David brings a rich history and track record of SaaS-based, public company software growth. David has partnered closely with Dana since joining to effect a smooth transition.”

Commenting on the appointment of Hogan as CEO, Adam H. Clammer, chairman of Cellebrite’s board of directors, stated, “Even as we cast a wide net to surface a number of exceptional candidates who vied for the CEO role, Tom had long been our preferred choice to serve as CEO. His vast technology leadership experience, intense focus on strategy and intimacy with Cellebrite’s executive team, workforce and customers gained over the past two years are enormous assets. The Board was unanimous in its conviction that Tom is the right individual to lead Cellebrite, providing valuable continuity for Cellebrite’s people, shareholders and customers. I have confidence the strategic initiatives already underway and those that will be communicated over the coming quarters will elevate the Company’s value with customers and lead to a stronger Cellebrite.”

“There is no company better positioned to radically change the future of public safety than Cellebrite,” concluded Hogan. “We have a clear and compelling vision as we double-down on our mission, and advance innovation across law enforcement, defense, intelligence, and the private sector. I feel proud and privileged to join forces every day with our employees, and our customers, who are the brave men and women that risk their lives every day to make our lives better and safer. There is much work to do to combat bad actors, but I am confident that the 1,200+ Cellebriters are up to this challenge.”

Second-Quarter 2025 Financial Highlights

●	Revenue of $113.3 million, up 18% year-over-year

●	Subscription revenue was $103.0 million, up 21% year-over-year

●	Annual Recurring Revenue (ARR) of $418.9 million, up 21% year-over-year

●	Recurring revenue dollar-based net retention rate of 120%

●	GAAP gross profit and gross margin of $95.6 million and 84.4%, respectively; Non-GAAP gross profit and gross profit margin of $96.4 million and 85.1%, respectively

●	GAAP net income of $19.5 million; Non-GAAP net income of $30.8 million

●	GAAP diluted earnings per share of $0.08; Non-GAAP diluted earnings per share of $0.12

●	Adjusted EBITDA and adjusted EBITDA margin of $27.9 million and 24.6%, respectively

CEO Appointment

Cellebrite also announced today that Thomas E. Hogan has been appointed chief executive officer, effective immediately. Hogan had served as Cellebrite’s interim CEO since January 2025, a role that was preceded by his service as the Company’s executive chairman since August 2023. He will continue to serve on Cellebrite’s Board of Directors with Adam H. Clammer remaining in his role as Chairman of the Board.

Hogan is a proven technology and software executive with a remarkable 40+ year track record of generating exceptional shareholder returns that reflect his role in scaling global businesses, deepening customer relationships, driving innovation, acquiring and integrating growth-oriented businesses, attracting and retaining talent and managing through a wide range of market conditions. Hogan’s operating experience includes over a decade as both a private and publicly held software CEO as well as senior executive posts ranging from late stage private to mega-cap public companies.

Second-Quarter 2025 and Recent Business & Operational Highlights

Leadership

●	On July 7, 2025, David Barter, a proven finance executive with extensive public company CFO experience in technology and software, joined Cellebrite as CFO. Reporting to CEO Thomas Hogan, Barter is responsible for the Company’s financial operations, corporate development, investor relations and operations.

Strategy

●	On June 5, 2025, Cellebrite announced its agreement to acquire Corellium, a leader in Arm-based virtualization software. This combination will set a new standard for digital investigations and the security of smart devices including iOS, Android, automotive systems and any Arm-based IoT device. The acquisition of Corellium is expected to bring highly differentiated innovative technology that will broaden Cellebrite’s TAM in both the public and private sectors. Cellebrite intends to acquire Corellium for an enterprise value of $170 million in cash with $20 million converted to equity at closing. Corellium securityholders may receive up to an additional $30 million in cash based on the achievement of certain performance milestones over the next two years. The deal remains subject to approval of the Committee on Foreign Investment in the United States and other customary closing conditions.

Innovation

●	On July 23, 2025, Cellebrite announced that the U.S. Department of Justice (DOJ) will serve as the official sponsoring agency for the platform’s pursuit of a FedRAMP High authorization. DOJ’s sponsorship is the critical step required for Cellebrite Government Cloud to advance from its current FedRAMP High Ready designation to “In Process” status. This marks a major milestone that significantly accelerates Cellebrite’s compliance journey toward a full Authorization to Operate.

●	On June 24, 2025, Cellebrite announced the expansion of its relationship with the National Center for Missing and Exploited Children (NCMEC) that will help speed up investigations involving crimes against children. Cellebrite integrated NCMEC’s CyberTipline hash value list within its flagship digital forensics software, Cellebrite Inseyets, allowing public safety agencies to immediately pinpoint known child sexual abuse material (CSAM) files – speeding up time to evidence and justice for victims and survivors of abuse.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

David Barter, Cellebrite’s CFO, stated, “Cellebrite’s second-quarter 2025 revenue growth reflects increased adoption across our global customer base, highlighted by strength from our U.S. state and local, and Latin America customers. Our second-quarter execution also produced healthy levels of free cash flow. We believe that recent U.S. legislation will ultimately support stronger federal spending on Cellebrite’s solutions. However, until demand converts to contracted spending, we have made modest adjustments to our full-year 2025 ARR and revenue outlook. We anticipate our strong operating fundamentals will support another year of robust free cash flow growth and an attractive free cash flow margin.”

The Company’s third-quarter and full-year 2025 expectations are as follows:

	Third-Quarter 2025 Expectations	Full-Year 2025 Expectations
	(as of 8/14/25)	(as of 8/14/25)
ARR	$435 million - $445 million	$460 million - $475 million
Annual Growth	17% - 20%	16% - 20%
Revenue	$121 million - $126 million	$465 million - $475 million
Annual Growth	13% - 18%	16% - 18%
Adjusted EBITDA	$31 million - $34 million	$118 million - $123 million
Adjusted EBITDA margin	26% - 27%	25% - 26%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the second-quarter 2025 and discuss its full-year 2025 outlook. Pertinent details include:

Date:	Thursday, August 14, 2025

Time:	8:30 a.m. ET

Call-In Number:	203-518-9783 / 800-267-6316

Conference ID:	CLBTQ225

Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q2-2025-financial-results-conference-call-webcast

Webcast URL:	https://edge.media-server.com/mmc/p/8rnat9mu/

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS, Adjusted EBITDA and free cash flow is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, projected financial information for the third quarter of 2025 and for fiscal year 2025 and certain statements such as our expectations regarding the expansion of our business globally, the re-acceleration of growth in 2026 and regarding recent U.S. legislation supporting strong federal spending our Cellebrite’s products. Such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s digital investigation solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital investigations and intelligence gathering to accelerate justice in communities around the world. Cellebrite’s AI-powered Digital Investigation Platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies, and businesses rely on Cellebrite’s digital forensic and investigative solutions—available via cloud, on-premises, and hybrid deployments—to close cases faster and safeguard communities. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Second-Quarter 2025 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenue	113,276	95,714	220,825	185,296
Gross profit	95,599	79,453	185,658	155,771
Gross margin	84.4%	83.0%	84.1%	84.1%
Operating income	14,417	12,487	26,685	21,734
Operating margin	12.7%	13.0%	12.1%	11.7%
Net income (loss)	19,476	(23,811)	36,876	(95,183)
Cash flow from operating activities	32,583	14,513	53,461	24,554

Non-GAAP Financial Data:
Operating income	26,224	19,806	48,195	35,685
Operating margin	23.2%	20.7%	21.8%	19.3%
Net income	30,773	22,925	56,952	39,791
Adjusted EBITDA	27,885	21,618	51,561	39,250
Adjusted EBITDA margin	24.6%	22.6%	23.3%	21.2%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$179,223	$191,659
Short-term deposits	146,053	153,746
Marketable securities	146,908	101,818
Trade receivables (net of allowance for credit losses of $574 and $594 as of June 30, 2025 and December 31, 2024, respectively)	93,127	82,358
Prepaid expenses and other current assets	23,489	23,246
Contract acquisition costs	7,772	5,827
Inventories	9,537	8,939
Total current assets	606,109	567,593

Non-current assets
Other non-current assets	6,687	7,682
Marketable securities	85,661	36,601
Deferred tax assets, net	12,586	11,072
Property and equipment, net	19,962	16,995
Intangible assets, net	10,242	11,306
Operating lease right-of-use assets, net	17,464	10,604
Goodwill	28,714	28,714
Total non-current assets	181,316	122,974
Total assets	$787,425	$690,567

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$10,587	$11,077
Other accounts payable and accrued expenses	67,969	63,330
Deferred revenues	227,177	216,970
Operating lease liabilities	4,236	4,125
Total current liabilities	309,969	295,502

Long-term liabilities
Other long-term liabilities	6,852	6,954
Deferred revenues	44,096	45,247
Operating lease liabilities	18,095	6,844
Total long-term liabilities	69,043	59,045
Total liabilities	379,012	354,547

Shareholders’ equity
Share capital	*)	*)
Additional paid-in capital	533,847	498,883
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	2,639	2,086
Accumulated deficit	(127,988)	(164,864)
Total shareholders’ equity	408,413	336,020
Total liabilities and shareholders’ equity	$787,425	$690,567

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenue:
Subscription services	$80,814	$65,738	$157,502	$127,841
Term-license	22,147	19,630	41,288	36,749
Other non-recurring	3,292	3,486	7,703	7,054
Professional services	7,023	6,860	14,332	13,652
Total revenue	113,276	95,714	220,825	185,296

Cost of revenue:
Subscription services	8,522	6,399	16,954	12,197
Other non-recurring	3,198	4,826	6,499	7,920
Professional services	5,957	5,036	11,714	9,408
Total cost of revenue	17,677	16,261	35,167	29,525

Gross profit	$95,599	$79,453	$185,658	$155,771

Operating expenses:
Research and development	28,611	23,693	55,888	46,890
Sales and marketing	38,685	32,320	77,453	64,379
General and administrative	13,886	10,953	25,632	22,768
Total operating expenses	$81,182	$66,966	$158,973	$134,037

Operating income	$14,417	$12,487	$26,685	$21,734
Financial income (expense), net	6,374	(34,502)	13,434	(113,078)
Income (loss) before tax	20,791	(22,015)	40,119	(91,344)
Tax expense	1,315	1,796	3,243	3,839
Net income (loss)	$19,476	$(23,811)	$36,876	$(95,183)

Earnings (losses) per share
Basic	$0.08	$(0.12)	$0.15	$(0.48)
Diluted	$0.08	$(0.12)	$0.15	$(0.48)

Weighted average shares outstanding
Basic	240,358,573	198,949,594	238,811,210	197,840,662
Diluted	248,980,462	198,949,594	249,410,357	197,840,662

Other comprehensive income:
Unrealized income (loss) on hedging transactions	2,936	(326)	2,157	(850)
Unrealized income (loss) on marketable securities	39	(100)	103	(320)
Currency translation adjustments	(1,226)	187	(1,707)	1,370
Total other comprehensive income (loss), net of tax	1,749	(239)	553	200
Total other comprehensive income (loss)	$21,225	$(24,050)	$37,429	$(94,983)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Cash flow from operating activities:
Net income (loss)	$19,476	$(23,811)	$36,876	$(95,183)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	8,810	6,555	17,587	12,251
Amortization of premium, discount and accrued interest on marketable securities	(1,202)	(755)	(1,725)	(1,302)
Depreciation and amortization	2,592	2,576	5,223	5,256
Interest income from short-term deposits	(2,303)	(2,642)	(4,683)	(5,470)
Deferred tax assets, net	(1,387)	(942)	(1,773)	(1,568)
Remeasurement of Warrant liability	—	16,806	—	39,393
Remeasurement of Restricted Sponsor Shares liability	—	9,098	—	27,983
Remeasurement of Price Adjustment Shares liability	—	12,676	—	53,043
(Increase) decrease in trade receivables	(10,931)	(9,237)	(9,210)	6,021
Increase (decrease) in deferred revenue	2,310	(1,649)	3,302	(15,055)
Decrease (increase) in other non-current assets	210	(1,492)	995	(883)
(Increase) decrease in prepaid expenses and other current assets	(2,748)	785	2,732	2,752
Changes in operating lease right-of-use assets	1,070	1,313	2,226	2,641
Changes in operating lease liability	(532)	(1,273)	(1,711)	(2,542)
(Increase) decrease in inventories	(524)	474	(534)	1,151
Decrease in trade payables	(166)	(449)	(1,212)	(1,591)
Increase (decrease) in other accounts payable and accrued expenses	17,622	6,114	5,470	(3,320)
Increase (decrease) in other long-term liabilities	286	366	(102)	977
Net cash provided by operating activities	32,583	14,513	53,461	24,554

Cash flows from investing activities:
Purchases of property and equipment	(3,608)	(2,073)	(5,947)	(3,568)
Purchase of Intangible assets	—	(279)	—	(904)
Investment in marketable securities	(53,190)	(30,890)	(183,146)	(99,282)
Proceeds from maturities of marketable securities	32,204	20,391	59,623	35,436
Proceeds from sales of marketable securities	31,166	—	31,166	—
Investment in short-term deposits	—	(79,000)	(84,000)	(122,000)
Redemption of short-term deposits	34,005	58,587	96,377	75,459
Net cash provided by (used in) investing activities	40,577	(33,264)	(85,927)	(114,859)

Cash flows from financing activities:
Exercise of options to shares	12,624	2,568	15,117	6,887
Proceeds from Employee Share Purchase Plan	1,202	756	2,329	1,506
Net cash provided by financing activities	13,826	3,324	17,446	8,393

Net increase (decrease) in cash and cash equivalents	86,986	(15,427)	(15,020)	(81,912)
Net effect of Currency Translation on cash and cash equivalents	1,762	(49)	2,584	(649)
Cash and cash equivalents at beginning of period	90,475	122,432	191,659	189,517
Cash and cash equivalents at end of period	$179,223	$106,956	$179,223	$106,956

Supplemental cash flow information:
Income taxes (received) paid	$(8,879)	$1,766	$(8,073)	$2,557
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$12,328	$126	$13,141	$215

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$17,677	$16,261	$35,167	$29,525
Less:
Share-based compensation	827	663	1,577	1,093
Acquisition-related costs	—	—	—	2
Non-GAAP cost of revenue	$16,850	$15,598	$33,590	$28,430

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$95,599	$79,453	$185,658	$155,771
Share-based compensation	827	663	1,577	1,093
Acquisition-related costs	—	—	—	2
Non-GAAP gross profit	$96,426	$80,116	$187,235	$156,866

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$81,182	$66,966	$158,973	$134,037
Less:
Share-based compensation	7,983	5,892	16,010	11,158
Amortization of intangible assets	931	764	1,857	1,691
Acquisition-related costs	2,066	—	2,066	7
Non-GAAP operating expenses	$70,202	$60,310	$139,040	$121,181

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$14,417	$12,487	$26,685	$21,734
Share-based compensation	8,810	6,555	17,587	12,251
Amortization of intangible assets	931	764	1,857	1,691
Acquisition-related costs	2,066	—	2,066	9
Non-GAAP operating income	$26,224	$19,806	$48,195	$35,685

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$19,476	$(23,811)	$36,876	$(95,183)
Share-based compensation	8,810	6,555	17,587	12,251
Amortization of intangible assets	931	764	1,857	1,691
Acquisition-related costs	2,066	—	2,066	9
Tax (income) expense	(510)	837	(1,434)	604
Finance expense from financial derivatives	—	38,580	—	120,419
Non-GAAP net income	$30,773	$22,925	$56,952	$39,791

Non-GAAP Earnings per share:
Basic	$0.13	$0.11	$0.24	$0.19
Diluted	$0.12	$0.10	$0.22	$0.18

Weighted average shares outstanding:
Basic	240,358,573	198,949,594	238,811,210	197,840,662
Diluted	252,713,944	211,343,253	252,618,208	210,616,686

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$19,476	$(23,811)	$36,876	$(95,183)
Financial (income) expense, net	(6,374)	34,502	(13,434)	113,078
Tax expense	1,315	1,796	3,243	3,839
Share-based compensation	8,810	6,555	17,587	12,251
Amortization of intangible assets	931	764	1,857	1,691
Acquisition-related costs	2,066	—	2,066	9
Depreciation expenses	1,661	1,812	3,366	3,565
Adjusted EBITDA	$27,885	$21,618	$51,561	$39,250

	For the three months ended		For the six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$32,583	$14,513	$53,461	$24,554
Less:
Purchases of property and equipment	(3,608)	(2,073)	(5,947)	(3,568)
Free cash flow	$28,975	$12,440	$47,514	$20,986
Free cash flow margin	25.6%	13.0%	21.5%	11.3%